Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDGAR

February 24, 2025

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AirNet Technology Inc.
Response to the Staff’s Comments on the Annual Report on Form 20-F for the Fiscal Year ended December 31, 2023 (File No. 001-33765)

Ladies and Gentlemen,

On behalf of AirNet Technology Inc. (the “Company”), we are hereby submitting this letter in response to a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated February 12, 2025 on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed on April 26, 2024 (the “2023 Form 20-F”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the 2023 Form 20-F.

Response to Comment Letter dated September 19, 2024

Risk Factors

Risks Related to Doing Business in China

Restrictions on currency exchange may limit our ability..., page 27

1.	We note your response to prior comment 6 and reissue in part. Please further revise your Risk Factor here to state that to the extent cash/assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong, including that, specifically, due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash/assets.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the proposed disclosures in the Company’s response letter dated October 18, 2024 as follows (marked by underlines).

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊  ·  桑西尼  ·  古奇·  罗沙迪律师事务所

austin      beijing      boston      BOULDER      brussels      hong kong      london      los angeles      new york      palo alto
SALT LAKE CITY      san diego      san francisco      seattle      shanghai      washington, dc     wilmington, de

ITEM 3. KEY INFORMATION

…

D. Risk Factors

Summary Risk Factors

…

Risks Related to Doing Business in China

…

●	Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. As a result, cash in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiaries in Hong Kong, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our subsidiaries in Hong Kong, likewise, may not be available to fund operations or for other use outside of Hong Kong. To the extent cash and/or assets in our business is in mainland China or Hong Kong or a mainland China and/or Hong Kong entity, the funds and/or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong, including that, specifically, due to interventions in or the imposition of restrictions and limitations on the ability of our, our subsidiaries or the consolidated VIEs by the PRC government to transfer cash and/or assets. See “—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively”;

…

Risks Related to Doing Business in China

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

Our revenues and expenses are mainly denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payments of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi are able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to utilize cash held in mainland China or generated by a PRC entity to fund our operations outside of mainland China or pay dividends in foreign currencies to our shareholders, including holders of the ADSs. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiaries in Hong Kong (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our subsidiaries in Hong Kong, likewise, may not be available to meet our currency demand. To the extent cash and/or assets in our business is in mainland China or Hong Kong or a mainland China and/or Hong Kong entity, the funds and/or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong, including that, specifically, due to interventions in or the imposition of restrictions and limitations on the ability of our, our subsidiaries or the consolidated VIEs by the PRC government to transfer cash and/or assets.

***

If you have any further questions, please contact the undersigned by telephone at 86-10 6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	K. Ronnie Li, Esq., Partner, Wilson Sonsini Goodrich & Rosati Dan Shao, Co-Chief Executive Officer, AirNet Technology Inc.